FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________________ to____________________________.

Commission file number 1-10945

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
5875 North Sam Houston Parkway West, Suite 400
HOUSTON, TEXAS 77086

Oceaneering Retirement Investment Plan
Form 11-K
INDEX

            Report of Independent Registered Public Accounting Firm

            Statements of Net Assets Available for Benefits

            Statement of Changes in Net Assets Available for Benefits

            Notes to Financial Statements

            Supplemental Schedules:
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

            Signature

                Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the U.S. Benefits Administrative Committee of the
Oceaneering Retirement Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4a – schedule of delinquent participant contributions and Schedule H, Line 4i – schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.
We have served as the Plan’s auditor since 2014.
Houston, Texas
June 24, 2024

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022

Investments, at fair value	$677,292,082	$565,205,246
Investments, at net asset value	44,519,562	47,725,959
Total investments	721,811,644	612,931,205

Receivables:
Employer contributions	372,732	691,424
Other	—	95,827
Notes receivable from participants	11,976,065	10,003,918
	12,348,797	10,791,169

Net assets available for benefits	$734,160,441	$623,722,374

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED December, 31, 2023

Additions:
Dividend and interest income	$14,966,582
Interest income on notes receivable from participants	648,939
Net appreciation in fair value of investments	102,151,433
Contributions:
Participant contributions	34,154,309
Employer contributions	22,214,504
Participant rollovers	3,277,323
Total contributions	59,646,136

Total Additions	177,413,090

Deductions:
Distributions	(66,553,796)
Administrative expenses	(421,227)

Total Deductions	(66,975,023)

Net increase in net assets available for benefits	110,438,067
Net assets available for benefits, beginning of year	623,722,374
Net assets available for benefits, end of year	$734,160,441

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. ("Oceaneering") and its subsidiaries.

Oceaneering is the sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Fidelity Management Trust Company ("Fidelity") has served as the trustee of the Plan since January 1, 2019.

The U.S. Benefits Administrative Committee (the “Administrative Committee”) is the Plan administrator and the ERISA named fiduciary of the Plan. The Administrative Committee currently consists of five persons appointed by the Board of Directors of Oceaneering. Audit fee expenses associated with the Plan's financial statements are paid by the Plan. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among 33 funds: one common/collective fund, one money market fund, 30 mutual funds, and the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") and a short-term investment fund).

Participants may elect to receive, in their Plan accounts, a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock.

Participants may contribute, on a pre-tax or Roth after-tax basis, up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Their Plan accounts are invested in the American Funds Target Date Fund (the “Target Date Fund”) based on the participant's date of birth unless and until the participant directs otherwise. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.
Oceaneering's employer matched contribution amount is equal to 100% on the first 6% of participants' eligible compensation contributed to the Plan. During the periods presented, Oceaneering's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals or Roth after-tax contributions to the Plan or the applicable Target Date Fund.
The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan maturities may not exceed five years, unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed 10 years. Loans are secured by the balance in the applicable participant's account. All loans bear a commercially reasonable rate of interest, which the employer has determined to be the prime rate as published by Reuters plus 1.0%. Interest rates for loans range between 2.9% and 9.5% as of December 31, 2023. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions. The Plan permits partial distributions on termination of employment.
The Plan provides that the entire amount of participant contributions and related earnings is fully vested, and that employer contributions and related earnings vest according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
At least two	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive 1-Year Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire vested account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive 1-Year Breaks in Service.

Included in net assets available for benefits at December 31, 2023 and 2022, respectively, were forfeitures in the amount of $574,024 and $418,802. For the years ended December 31, 2023 and 2022, respectively, forfeitures of $600,000 and $400,000 were used to reduce employer matching contributions.

Oceaneering may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to Oceaneering or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock and cash then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by Oceaneering, except that in the case of bankruptcy or insolvency of Oceaneering, such expenses would be paid by the Plan.

In 2020, the Plan adopted several requirements of the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act") and the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), including deferral of loan repayments and waiver of required minimum distributions for 2020. Additionally, the CARES Act allowed certain eligible individuals to receive coronavirus-related relief for distributions in 2020 of up to $100,000, with repayment terms of up to three years. Written amendments to the Plan to reflect these operational changes were adopted in 2022 and retroactively applied in accordance with applicable law and IRS guidance.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

Certain investments are carried at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement,” includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities;

Level 2 - Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in markets that are not active;
•observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan has no assets measured by Level 2 or Level 3 of the fair value hierarchy.

3. Investment Valuations

Fair Value - The following is a description of the valuation methodologies used for certain investments measured at fair value. There have been no changes in the methodologies used during 2023 and 2022.

–Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Mutual funds are categorized as Level 1 investments;

–Oceaneering Stock fund: Oceaneering shares are valued based on quoted market price at the financial statement date, as reported on the New York Stock Exchange. Oceaneering Stock is categorized as a Level 1 investment. The balance of the fund is in cash or cash equivalents; and

–Money market fund: The Vanguard Treasury Money Market Fund seeks to maintain a constant net asset value of $1 per unit and is valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Money market funds are categorized as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2023.

	Level 1	Level 2	Level 3	Total

Mutual funds	$553,610,170	$—	$—	$553,610,170
Company stock fund	112,539,350	—	—	112,539,350
Money market fund	11,142,562	—	—	11,142,562
Total investments at fair value	$677,292,082	$—	$—	$677,292,082

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2022.

	Level 1	Level 2	Level 3	Total

Mutual funds	$449,195,600	$—	$—	$449,195,600
Company stock fund	106,139,354	—	—	106,139,354
Money market fund	9,870,292	—	—	9,870,292
Total investments at fair value	$565,205,246	$—	$—	$565,205,246

There were no significant transfers in and/or out of the fair value categories during 2023 and 2022.

Common Collective Trust Fund - The Galliard Stable Return Fund Q (the "Q Fund") is a common collective trust fund that invests all of its assets in the Galliard Stable Return Fund Core (the "Master Fund"), a common collective fund sponsored by Allspring Global Investments. The Master Fund is offered exclusively to defined contribution retirement plans and government deferred compensation plans. The Master Fund primarily invests in investment contracts, such as traditional guaranteed investment contracts ("GICs"), security backed investment contracts ("Synthetic GICs") and separate account GICs. The net asset value ("NAV"), as provided by the Plan trustee, is used as a practical expedient to estimate fair value of participation units held by the Plan at the end of the year in the common collective trust fund. The NAV is based on the fair value of the underlying investments, less its liabilities. Since the NAV per share practical expedient is used to value these investments, they are not classified in the fair value hierarchy. For investments measured at NAV, there are no unfunded commitments. Investments may be redeemed daily with no notice period.

All of the asset-backed contracts held in the common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap," to the common collective trust in the event of a termination or non-participant-directed withdrawal, transfer or loan. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract. The likelihood of such events happening is not probable.

4. Risks and Uncertainties

The Plan provides for various investments in the Oceaneering Stock fund, common/collective funds, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, including, among others, interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets, and participant account balances.

5. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because Oceaneering is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

6. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated January 21, 2015 stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan, as amended, has been designed and is being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2023, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation of Financial Statements to Form 5500

At December 31, 2023 and 2022, there were no reconciling items from the financial statements to Form 5500.

8. Subsequent Events

The Plan's administrator evaluated subsequent events from December 31, 2023 through June 24, 2024, the date these financial statements were issued. During this period, there have been no significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2023 or for the year then ended.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 95-2628227 PN: 003
December 31, 2023

Plan Year	Participant Contributions and Loan Repayments Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside of VFCP (1)	Contributions Pending Correction in VFCP
2023	$1,852	$—	$1,852	$—	$—

(1) - Represents delinquent participation contributions from 2023 pay periods. The Company remitted lost earnings of $194 to the Plan during January 2024 and intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2024.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2023

		Description	Current
	Identity of Issue	of Investment	Value
*	Oceaneering International, Inc. Common Stock	5,288,126 shares and cash	$112,539,350
**	Galliard Stable Return Fund Q	Common/Collective Fund	44,519,562
	Vanguard Treasury Money Market Fund	Money Market	11,142,562
	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	20,886,944
	American Funds Europacific Growth Fund	Mutual Fund	12,626,240
	American Funds American Balanced Fund R6	Mutual Fund	18,699,672
	DFA Global Real Estate Securities Port	Mutual Fund	1,918,335
	Victory Sycamore Small Company Opportunity Fund Class Y	Mutual Fund	7,563,989
	Hotchkis & Wiley High Yield I	Mutual Fund	1,035,650
	MFS Value Fund R4	Mutual Fund	13,755,802
*	Fidelity Mid Cap Index Fund	Mutual Fund	15,786,296
*	Fidelity Small Cap Index Fund	Mutual Fund	10,879,567
*	Fidelity 500 Index Fund	Mutual Fund	75,650,915
*	Fidelity U.S. Bond Index Fund	Mutual Fund	5,320,771
*	Fidelity Total International Index Fund	Mutual Fund	4,190,022
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual Fund	538,715
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	1,638,463
	Frost Total Return Bond Fund Institutional Shares	Mutual Fund	12,419,856
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	49,714,724
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	23,462,672
	T. Rowe Price New Horizons Fund	Mutual Fund	28,387,849
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund	3,504,999
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund	1,863,677
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund	13,899,377
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund	9,727,441
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund	50,746,590
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund	22,703,121
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund	50,773,073
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund	21,135,690
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund	51,725,444
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund	12,087,187
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund	8,370,593
	American Funds 2065 Target Date Retirement Fund Class R6	Mutual Fund	2,596,496
	Total investments		721,811,644

*	Participant loans	Interest rates ranging from 2.9% to 9.5% with varying maturity dates	11,976,065

	Total investments and participant loans		$733,787,709

*	Party-In-Interest
**	Valued at net asset value

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 24, 2024     By: /s/ HOLLY D. KRIENDLER
        Holly D. Kriendler
Chair, U.S. Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm